# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Gauzy Ltd., CIK 0001781446
CUSIP: M4757U106
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: 14 Hathiya Street, Tel-Aviv Yafo, Israel (L3), 6816914
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002056817

## Reporting persons
- Olive Tree V Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Virgin Islands British (D8); sole voting power 1,319,812; shared voting power 0; sole dispositive power 1,313,284; shared dispositive power 0; aggregate amount beneficially owned 1,319,812 (6.69% of the class)
  Comment: Note 1 - Item 5 above consists of (i) 1,276,039 ordinary shares; (ii) options to purchase 4,895 ordinary shares that are currently exercisable; (iii) 37,245 ordinary shares issued upon the conversion of warrants to purchase series D-1 preferred shares that are currently exercisable; and (iv) options to purchase 1,633 ordinary shares that are currently exercisable.
  
  Note 2 - Item 6 above consists of (i) 1,276,039 ordinary shares; and (ii) 37,245 ordinary shares issued upon the conversion of warrants to purchase series D-1 preferred shares that are currently exercisable. Excludes options to purchase an aggregate of 6,528 ordinary shares that are currently exercisable (referred to in items (ii) and (iv) above).

## Item 1. Issuer
Name of issuer: Gauzy Ltd.
Address of issuer's principal executive offices: 14 Hathiya Street, Tel Aviv 6816914, Israel

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed by Olive Tree V Limited Partnership (the "Reporting Person") in relation to reporting certain ordinary shares, no par value (the "Ordinary Shares") and other securities beneficially held by the Reporting Person. The general partner of the Reporting Person is OTV GP I, LLC, a Cayman Islands limited liability company (the "General Partner"). Mr. Alejandro Weinstein, Mr. Mayer Gniwisch and Mr. Amir Lahat are managers and each own 33.33% of the interests of the General Partner. The General Partner, Mr. Alejandro Weinstein, Mr. Mayer Gniwisch and Mr. Amir Lahat may be deemed to indirectly beneficially own the Ordinary Shares that are directly beneficially owned by the Reporting Person. The Reporting Person disclaims beneficial ownership with respect to any shares other than the shares directly beneficially owned by the Reporting Person.
Address of principal business office or, if none, residence: 121 Menachem Begin Rd., 61st Floor, Tel Aviv, Israel.
Citizenship: British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,319,812.00 See items 5-9 and 11 and note 1 on the cover page for the Reporting Person.
Percent of class: 6.69%
Sole power to vote or to direct the vote: 1,319,812.00
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,313,284.00
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Prospectus filed pursuant to Rule 424(b)(4):
sec.gov/Archives/edgar/data/1781446/000121390024050439/ea0202189-08.htm

## Signatures
- Olive Tree V Limited Partnership: /s/ Amir Lahat, Manager of OTV GP I, LLC, the general partner of Olive Tree V Limited Partnership (02/14/2025)